SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEXUS TELOCATION SYSTEMS LTD. ANNOUNCES CONSOLIDATION OF ITS
SHARE CAPTIAL AT A 100:1 RATIO AND INTENTION TO APPLY FOR
LISTING ON THE NASDAQ SMALLCAP MARKET

Givatayim, Israel, August 2, 2005. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUSF), a leading provider of stolen vehicle retrieval services in Israel, Argentina and Mexico, and a leading provider of road side assistance and towing services in Israel, announced, further to its Extraordinary Shareholders Meeting held today that its shareholders have approved the resolution to consolidate all its issued and un-issued Ordinary Shares, such that every 100 Ordinary Shares, nominal value NIS 0.03 each, shall be consolidated into 1 Ordinary Share, nominal value NIS 3.00 each.

Following the Consolidation, the Company’s authorized share capital will be Twenty Four Million New Israeli Shekels (24,000,000 NIS) divided into Eight Million (8,000,000) Ordinary Shares, nominal value NIS 3.00 each, and the issued share capital shall be approximately 2,458,910 Ordinary Shares, nominal value NIS 3.00 each (depending on the rounding up and down of the shares to the nearest whole number).

Following the above resolution it is Nexus’ intention to apply to have its shares listed once again for trade on the NASDAQ Smallcap Market instead of having them listed on the Over-The-Counter Bulletin Board, since upon implementation of the resolution to consolidate the Company’s share capital Nexus shall meet the current NASDAQ SmallCap Market initial listing requirement of a minimum bid price of $4.00.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
E-mail: ronens@nexus.co.il

Yael Nevat, Commitment-IR.com
Tel: 972-3-611 4466
E-mail: yael@commitment-IR.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: August 4, 2005